

21002553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-46341

MAR 02 2021

Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Misty Thornburg 704/983-5959

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, middle name)

500 Ridgefield Ct	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation _____ , as of December _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                  Signature

CEO/President
_____
Title

Notary Public

MY COMMISSION EXPIRES 1-2-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2020 and 2019

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Uwharrie Capital Corporation
Albemarle, NC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Strategic Alliance Corporation (the "Company") as of December 31, 2020 and 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 1996

Asheville, NC
February 26, 2021

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

	2020	2019
ASSETS		
Cash and cash equivalents	$ 669,306	$ 537,219
Due from affiliates (Note C)	14,686	9,626
Cash surrender value of life insurance	602,566	590,581
Prepaid expenses	38,797	45,222
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $48,241 and $105,061 respectively	3,880	4,976
Total assets	$ 1,329,235	$ 1,187,624
LIABILITIES		
Accounts payable and accrued liabilities	$ 205,086	$ 173,370
Due to affiliates (Note C)	19,046	16,922
Total liabilities	224,132	190,292
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,024,897)	(1,132,668)
Total stockholder equity	1,105,103	997,332
Total liabilities and stockholder equity	$ 1,329,235	$ 1,187,624

See accompanying notes to the financial statements.

5

	2020	2019
Revenues		
Commission income	$ -	$ 29
Revenue share income	463,139	421,905
Management fee income (Note C)	136,744	137,373
Total revenue	599,883	559,307
Expenses		
Salaries and commissions	104,803	80,530
General and administrative	371,387	369,546
Total expenses	476,190	450,076
Operating income	123,693	109,231
Other Revenues		
Interest income	740	1,667
Other	11,985	6,856
Total other revenue	12,725	8,523
Income before income tax	136,418	117,754
Income tax expense	28,647	24,729
Net Income	$ 107,771	$ 93,025

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2020 and 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2018	1,184,561	1,184,561	945,439	(1,225,693)	904,307
Net income	-	-	-	93,025	93,025
Balance, December 31, 2019	1,184,561	1,184,561	945,439	(1,132,668)	997,332
Net income	-	-	-	107,771	107,771
Balance, December 31, 2020	1,184,561	$1,184,561	$ 945,439	$(1,024,897)	$ 1,105,103

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net income	$ 107,771	$ 93,025
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,096	2,427
Increase in cash surrender value of life insurance	(11,985)	(6,856)
Change in assets and liabilities:		
(Increase) decrease in due from affiliates	(5,060)	6,286
(Increase) decrease in prepaid expenses	6,425	(13,371)
Increase in accrued expenses and accounts payable	31,716	4,579
Increase (decrease) in due to affiliates	2,124	(13,416)
Net cash provided by operating activities	132,087	72,674
Net increase in cash and cash equivalents	132,087	72,674
Cash and cash equivalents, beginning of period	537,219	464,545
Cash and cash equivalents, end of period	$ 669,306	$ 537,219

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. In 2007, NASD merged into the Financial Industry Regulatory Authority (FINRA), and the Company is now regulated by FINRA. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company also enters into contracts with customers to provide investment banking services.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

The Company's revenue share income consists of a portion of the commissions received by customers pursuant to a third party brokerage agreement with PCS. Revenue share income and related expenses are recorded on a trade-date basis, as that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement fees related to the Company's investment banking activities, are recognized as revenue upon the successful closing of the transaction, as that is when the performance obligation is complete under the agreement and the revenue can be reasonably determined as consideration amounts are not known and not subject to significant reversal.

Under an agreement with affiliates, the Company earns a management fee that is based on time spent by the Company's staff on paperwork, customer contact, execution of trades for each of the affiliates, and shared expenses, and is billed and recognized as revenue monthly.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending after December 31, 2017 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The worldwide coronavirus disease 2019, or COVID-19, pandemic prompted necessary operational adjustments to aid in controlling the spread of the disease. While some of these measures were government-imposed, others were implemented by the Company in an effort to protect our associates and customers. Such adjustments include stay-at-home orders prompting transition to telework, quarantines, travel bans and business closures. These measures have had a significant impact on economic conditions though it is not possible to know the full extent of the damage to the U.S. and local economies. Certain impacts of the COVID-19 pandemic may continue to affect our business and results of operations in the future.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 26, 2021, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and minimum net capital requirements of $503,145 and $14,922, respectively. At December 31, 2019, the Company had net capital and minimum net capital requirements of

$522,991 and $12,643, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .44 to 1 and .36 to 1 at December 31, 2020 and December 31, 2019, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $136,744 and $137,373 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, amounts due the Company for such services were $14,686 and $9,626, respectively.

The Company also receives management and administrative support services from Uwharrie Bank, formerly known as Bank of Stanly, which wholly owns the Company, and from a registered investment advisor affiliated through common ownership. The Company paid $75,907 and $72,074 in 2020 and 2019, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2020 and 2019, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $19,046 and $16,922, respectively.

NOTE D – INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2020 and 2019 are summarized as follows:

	2020	2019
	(dollars in thousands)	
Current tax expense:		
Federal	$ 29,104	$ 24,865
State	-	-
Total	29,104	24,865
Deferred tax benefit:		
Federal	(429)	(121)
State	(28)	(15)
Total	(457)	(136)
Net income tax expense	28,647	24,729

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes is summarized below:

	2020	2019
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ 28,648	$ 24,728
Increase (decrease) resulting from:		
Officers life insurance	2,097	2,342
State income taxes, net of federal benefit	(22)	(12)
Other	(2,076)	(2,329)
Income tax expense	$ 28,647	$ 24,729

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2020 and 2019 are as follows:

	2020	2019
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 13,700	$ 17,985
Other	833	833
Valuation allowance	(13,700)	(17,985)
Total deferred tax assets	833	833
Deferred tax liabilities relating to:		
Premises and equipment	(891)	(1,348)
Total deferred tax liabilities	(891)	(1,348)
Net recorded deferred tax liability	$ (58)	$ (515)

At December 31, 2020, the Company had a net deferred tax asset before any valuation allowance of $13,642 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $13,700 has been established against such benefits.

At December 31, 2020, the Company has North Carolina net economic losses (NEL) totaling $779,925. The net economic losses have begun to expire.

SUPPLEMENTARY INFORMATION

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2020 and 2019

	2020	2019
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 223,823	$ 189,641
Minimum required net capital	$ 14,922	$ 12,643
Net capital		
Stockholder's equity	$ 1,105,103	$ 997,332
Deductions:		
Other receivables	14,686	9,626
Other assets	581,663	458,014
Furniture and equipment	3,880	4,976
Haircut on securities owned	1,729	1,725
Net capital	503,145	522,991
Minimum required net capital (the greater of $5,000 or 2/3% of aggregate indebtedness)	14,922	12,643
Capital in excess of minimum requirement	$ 488,223	$ 510,348
Ratio of aggregate indebtedness to net capital	.44 to 1	.36 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2020 and 2019.

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2020

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2020.



February 26, 2021

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

/s/ Christy Stoner	2/26/21
Christy Stoner President/CEO	Date

/s/ Misty Thornburg	2/26/21
Misty Thornburg/Chief Compliance Officer	Date



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Uwharrie Capital Corporation
Albemarle, North Carolina

We have reviewed management's statements, included in the accompanying The Strategic Alliance Exemption Report, in which (1) The Strategic Alliance Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Strategic Alliance Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) The Strategic Alliance Corporation stated that The Strategic Alliance Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Strategic Alliance Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Strategic Alliance Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, NC
February 26, 2021



Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Directors
Uwharrie Capital Corporation
Albemarle, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Strategic Alliance Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The Strategic Alliance Corporation (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating The Strategic Alliance Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.



Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Asheville, NC
February 26, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*23********1594*******************MIXED AADC 220
46341   FINRA   DEC
THE STRATEGIC ALLIANCE CORPORATION
PO BOX 1517
ALBEMARLE, NC 28002-1517
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Misty Thornburg 704-983-5959

2. A. General Assessment (item 2e from page 2) $ _295_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_157_)

      _7-28-2020_
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _138_

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
      Total (must be same as F above) $ _138_

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Alliance Corporation
(Name of Corporation, Partnership or other organization)

Misty Monks
(Authorized Signature)

SVP
(Title)

Dated the _5th_ day of _February_, 20 _21_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

$ _612,608_

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

  Total additions

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _254,945_

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _11,339_

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business.
  (See Instruction C):
  $562 bank interest $178 brokerage interest, $11,985 BOLI Income, _149,469_
  (Deductions in excess of $100,000 require documentation) *$136,744 Management Fee between affiliate companies*

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)

  Total deductions _415,753_

2d. SIPC Net Operating Revenues $_196,855_

2e. General Assessment @ .0015 $_295_
(to page 1, line 2.A.)

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